24 September 2007

[redacted]

07027338

RECEIVED

2007 OCT 17 A 9:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Heller Ehrman
Solicitors and International Lawyers
海陸國際律師事務所
Simon C.M. Luk
Shareholder
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852 2292 2000
Fax +852 2292 2200

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

SUPPL

Re: Asian Union New Media (Group) Ltd. (the "Company")—Exemption Number 82-34905

Application for amendment to the existing Rule 12g3-2(b) exemption for purposes of future electronic publication of the required disclosure documents

Dear Sir/Madam:

I write on behalf of the Company to apply for future electronic publication of the required disclosure documents under the recently amended Rule 12g3-2(b). The Company's exemption number is 82-34905 and the address of its website is www.irasia.com/listco/hk/asianunion.

The Company acknowledges that to comply with the new procedures, it would have to publish on its website all materials currently being furnished in paper form to the SEC and also English translations of its annual report and any interim reports (including financial statements), material press releases and other distributions directly sent to the shareholders of each class of securities to which the exemption relates under home-country law, as was the case in the prior paper submission processes, on an on-going basis. The Company will fulfil all these requirements.

Please feel free to contact us should you have any queries.

Yours sincerely,

Simon C.M. Luk

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

END

HK 1155486 v1
9/24/07 8:50 AM (42538.0001)